Muvr Technologies, Inc. (the "Company") a Delaware

corporation

Financial Statements

For the fiscal years ending on December 31st 2023 and 2024.

Muvr Technologies, Inc.

Statement of Changes in Equity for the years ended on December

31st, 2023 and 2024.

$USD

For the Years Ended December 31, 2023 and 2024

Particulars	Owner's Contribution	Owner's Drawings	Retained Earnings	Total Equity
Balance at Beginning of Period (Jan 1, 2023)	$0	$0	$0	$0
2023 Changes:				
- Investment/Contribution	$3,385.05	-	-	$3,385.05
- Net Profit for the Year	-	-	$91,603.62	$91,603.62
- Owner's Drawings	-	$(51,500.00)	-	$(51,500.00)
Balance at End of 2023 (Dec 31, 2023)	$3,385.05	$(51,500.00)	$91,603.62	$43,488.67
2024 Changes:				
- Owner's Contribution	$209,021.00	-	-	$209,021.00
- Net Loss for the Year	-	-	$(200,251.00)	$(200,251.00)
- Owner's Drawings	-	$(8,022.00)	-	$(8,022.00)
Balance at End of 2024 (Dec 31, 2024)	$212,406.05	$(59,522.00)	$(108,647.38)	$44,236.67

MUVR TECHNOLOGIES, INC
Balance Sheet
As at December 31, 2023

Assets	2023	Liabilities	2023
	$		$
Current Assets		**Current Liabilities**	
Cash and Bank	7,087.08	Provision for taxation	-
Trade Receivables	-		
Total Current Assets	**7,087.08**	**Total Current Liabilities**	**-**
Non-Current Assets		**Non-Current Liabilities**	
Property and Equipment	-	Loan Payable	-
Leasehold Improvements	-	**Total Non-Current Liabilities**	**-**
Total Non-Current Assets	**-**		
		Total Liabilities	**-**
		Shareholders' Equity	
		Owner's Equity	(84,517.00)
		Owners' Drawings	-
		Retained Earnings	91,603.62
		Total Equity	**7,086.62**
Total Assets	**7,087.08**	**Total Liabilities and Equity**	**7,086.62**

DocuSigned by:

A4278CB3A96B424...

CPA

CEO

MUVR TECHNOLOGIES, INC
Income Statement
For the year ended December 31, 2023

	2023
	$
Revenue	195,192
Gross Profit	**195,192**
Operating expenses	
Software expenses	30,906
Marketing and advertising	13,906
Professional services	13,719
Insurance	8,649
Salaries and wages	7,543
Dues and subscription	6,672
Legal expenses	5,000
Truck rental	4,631
Travel and transport	2,349
Meals and entertainment	2,039
Equipment	2,019
Website expenses	1,983
Telephone and internet	1,926
Supplies	934
Storage expenses	446
Bank charges	374
Investment cost	338
Medical expenses	92
Credit card payment	63
Operating expenses	**103,589**
Operating Profit	**91,604**
Depreciation and Amortization	-
Interest Expense	-
Profit before tax	**91,604**
Provision for taxation	-
Net Income	**91,604**

DocuSigned by:

A4278CB3A96B424...

CPA

CEO

MUVR TECHNOLOGIES, INC
Statement of Cashflows
For the year ended December 31, 2023

	2023
	$
CASH FLOW FROM OPERATING ACTIVITIES	
Profit for the year	91,603.62
Net cash (used in)/from operating activities	**91,603.62**
CASH FLOW FROM INVESTING ACTIVITIES	
Property, and Equipment	-
Leasehold Improvements	-
Net cash (used in) investing activities	**-**
Cash Flow from Financing Activities	
Investment	
Owners' Drawings	-
Loan Payable	-
Net cash (used in) financing activities	**-**
Net (decrease) / increase in cash and cash equivalents	91,603.62
Cash and cash equivalents at beginning of the year	3,385.05
Cash and cash equivalents at the end of the year	**94,988.67**

DocuSigned by:

A4278CB3A96B424...

CPA

CEO

MUVR TECHNOLOGIES INC

Statement of Comprehensive Income
For the period January 1, 2024 to December 31, 2024

	Amount
Revenue	
Sales	1,235,390
Deposits	8,600
Total Revenue	**1,244,022**
Operating Expenses	
Advertisement & Marketing	(68,648)
Apps & Software	(245,473)
Bank Fee & Charges	(757)
Foods & Drinks	(3,627)
Insurance	(17,391)
IT & Cloud Computing	(56,430)
Legal & Professional Services	(129,031)
Membership & Subscriptions	(27,206)
Oils & Fuels	(2,338)
Online Finance	(8,369)
Payroll Expenses	(813,255)
Platform Fee	(9,215)
Shipping & Postage	(161)
Storage & Logistics	(15,242)
Supplies & Materials	(3,662)
Travel	(23,848)
Utilities	(13,668)
Vehicle Expenses	(5,045)
Web Domain & Hosting	(906)
Total Operating Expenses	**(1,444,273)**
Net Profit	**(200,251)**

MUVR TECHNOLOGIES INC

Profit/Loss Statement
For the period January 1, 2024 to December 31, 2024

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
Revenue													
Sales	36,996	68,170	92,673	101,466	113,055	118,089	139,615	133,018	129,165	104,422	92,486	106,234	**1,235,390**
Deposits	4,737	2,199	-	1,664	-	-	-	-	-	-	-	-	**8,600**
Credits & Rewards	-	-	-	-	-	-	-	-	-	-	356	-	**356**
Refunds	-	-	-	-	-	-	-	-	(68)	(25)	(85)	(146)	**(323)**
Total Revenue	**41,733**	**70,369**	**92,673**	**103,130**	**113,055**	**118,089**	**139,615**	**133,018**	**129,097**	**104,397**	**92,757**	**106,088**	**1,244,022**
Operating Expenses													
Advertisement & Marketing	(818)	(1,968)	(3,742)	(4,538)	(4,625)	(4,781)	(5,081)	(8,511)	(8,696)	(8,581)	(8,772)	(8,535)	**(68,648)**
Apps & Software	(13,629)	(15,456)	(16,773)	(17,953)	(19,535)	(20,847)	(22,056)	(22,370)	(25,322)	(23,441)	(24,193)	(23,898)	**(245,473)**
Bank Fee & Charges	(25)	(50)	(93)	(50)	(50)	(50)	(50)	(80)	(79)	(94)	(62)	(74)	**(757)**
Foods & Drinks	(796)	(86)	(276)	(282)	(6)	(503)	(292)	(286)	(293)	(246)	(286)	(275)	**(3,627)**
Insurance	(1,404)	(1,596)	(1,399)	(1,771)	(1,023)	(1,454)	(1,225)	(1,419)	(1,600)	(1,131)	(1,539)	(1,830)	**(17,391)**
IT & Cloud Computing	(2,362)	(3,029)	(3,156)	(3,251)	(3,285)	(5,358)	(3,578)	(7,048)	(5,935)	(6,652)	(6,358)	(6,418)	**(56,430)**
Legal & Professional Services	(4,742)	(5,233)	(6,007)	(12,936)	(15,176)	(18,561)	(19,451)	(9,432)	(9,660)	(9,202)	(9,531)	(9,098)	**(129,031)**
Membership & Subscriptions	(314)	-	(1,400)	(1,589)	(3,546)	(12,144)	(1,368)	(1,277)	(1,455)	(1,433)	(1,403)	(1,277)	**(27,206)**
Oils & Fuels	(171)	(183)	-	(604)	(91)	(162)	(230)	(152)	(220)	(211)	(127)	(188)	**(2,338)**
Online Finance	(565)	(7,000)	-	-	-	(417)	(292)	-	-	-	-	(94)	**(8,369)**
Payroll Expenses	(33,629)	(42,145)	(53,588)	(63,126)	(72,647)	(75,852)	(71,669)	(83,528)	(81,686)	(75,847)	(76,938)	(82,599)	**(813,255)**
Platform Fee	(731)	(829)	(1,325)	(1,069)	(1,156)	(962)	(1,639)	(304)	(300)	(300)	(300)	(300)	**(9,215)**
Shipping & Postage	(16)	(16)	-	-	-	-	-	-	(66)	(33)	(31)	-	**(161)**
Storage & Logistics	(3,842)	(522)	(1,566)	(109)	-	(2,015)	(1,018)	-	(5,032)	(1,138)	-	-	**(15,242)**
Supplies & Materials	(134)	(3)	(1,912)	(236)	(643)	(555)	(7)	-	(172)	-	-	-	**(3,662)**
Travel	(361)	(6)	(2,748)	(2,330)	(2,274)	(2,801)	(328)	(2,633)	(2,724)	(2,392)	(2,741)	(2,510)	**(23,848)**
Utilities	(2,700)	(2,315)	(2,351)	(2,126)	(2,631)	(120)	(125)	(82)	(503)	(294)	(326)	(93)	**(13,668)**
Vehicle Expenses	(485)	(324)	(313)	(386)	(300)	(576)	(427)	(489)	(429)	(431)	(407)	(479)	**(5,045)**
Web Domain & Hosting	(120)	(50)	(44)	(14)	-	(24)	-	-	(345)	(309)	-	-	**(906)**
Total Operating Expenses	**(66,845)**	**(80,810)**	**(96,692)**	**(112,372)**	**(126,989)**	**(147,182)**	**(128,838)**	**(137,610)**	**(144,517)**	**(131,736)**	**(133,014)**	**(137,668)**	**(1,444,273)**
Net Profit	**(25,112)**	**(10,441)**	**(4,019)**	**(9,241)**	**(13,934)**	**(29,092)**	**10,777**	**(4,592)**	**(15,420)**	**(27,339)**	**(40,258)**	**(31,580)**	**(200,251)**

MUVR TECHNOLOGIES INC
Statement of Financial Position
As At December 31, 2024

Assets

Current Assets

Cash & Cash Equivalents	28,422
Total Current Assets	**28,422**
Non - Current Assets	
Fixed Assets	-
Total Non - Current Assets	-
Total Assets	**28,422**
Equity	
Owner's Contribution	209,021
Owner's Drawings	(8,022)
Profit for the Year	(200,251)
Total Equity	**748**
Liabilities	
Current Liabilities	
Payables	-
Total Current Liabilities	-
Non- Current Liabilities	
Loans	27,674
Total Non- Current Liabilities	**27,674**
Total Liabilities	-
Total Equity & Liabilites	**28,422**

MUVR TECHNOLOGIES INC

Statement of Cash Flow

For the period January 1, 2024 to December 31, 2024

Particulars	$
CashFlow from Operating Activities	
Net Profit	(200,251)
Adjustments: Non Cash Items	
Add: Depreciation	-
Changes in Inventory	-
Changes in Trade Receivables	-
Changes in Trade Payables	-
Changes in Other Payables	-
	(200,251)
Cash from Investing Activities	
Additions in Assets	-
Disposal of Assets	-
Net Cash from Investing Activities	**-**
CashFlow from Financing Activities	
Withdrawals	(8,022)
Owner's Deposits	209,021
Loan Deposits	27,674
Net Cash From Financing Activities	**228,673**
Total Net CashFlow during the Year	**28,422**
Cash at start of the Period	-
Cash at End of the Period	**28,422**

Muvr Technologies, Inc.
Notes to the Financial Statements

For the years ended on December 31st, 2023 and 2024

$USD

1. ORGANIZATION AND PURPOSE

Muvr Technologies, Inc. (the "Company") was incorporated on January 30th, 2023, under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.